Exhibit 99.77(d)

ITEM 77D - Policies with respect to security investments

1.	Effective May 24, 2017, Voya Global Bond Fund’s principal investment strategies were revised to reflect that the Fund’s classification was changed from non-diversified to diversified. As a result of this classification change, the Fund is limited in the proportion of its assets that may be invested in the securities of a single issuer. Further, the classification change to a diversified fund may cause the Fund to benefit less from appreciation in a single issuer than if it had greater exposure to that issuer.